Exhibit 99.1

FINAL TRANSCRIPT

Sep. 15. 2009 / 5:00PM ET, ADBE - Adobe Systems to Comment on Omniture Acquisition and Q3 2009 Earnings Conference Call

CORPORATE PARTICIPANTS

Mike Saviage

Adobe Systems - VP, IR

Shantanu Narayen

Adobe Systems - President, CEO

Mark Garrett

Adobe Systems - EVP, CFO

Josh James

Omniture - CEO

CONFERENCE CALL PARTICIPANTS

Sarah Friar

Goldman Sachs - Analyst

Mike Olson

Piper Jaffray - Analyst

Heather Bellini

ISI - Analyst

Sasa Zorovic

Janney Montgomery Scott - Analyst

Phil Winslow

Credit Suisse - Analyst

Adam Holt

Morgan Stanley - Analyst

Kash Rangan

BAS-ML - Analyst

Robert Breza

RBC Capital Markets - Analyst

Philip Rueppel

Wells Fargo Securities - Analyst

Ross MacMillan

Jefferies & Company - Analyst

Dan Salmon

BMO Capital Markets - Analyst

Yun Kim

Broadpoint AmTech - Analyst

Dan Cummins

Lime Rock - Analyst

Walter Pritchard

Cowen and Company - Analyst

QUESTION AND ANSWER

Operator

(Operator Instructions) Sarah Friar with Goldman Sachs has our first question.

Sarah Friar  - Goldman Sachs - Analyst

Good afternoon, folks. Congratulations on your deal. Two questions for you on the Omniture side. Could you just elaborate a little bit more on your first thoughts on the product synergies and in particular, I guess some of the questions I’m being asked is are these products really sold to the same buyer in the organization because I would think of them as different so how do you imagine that coming together? And then Mark, can you just confirm did you say the deal would be accretive in fiscal year 2010 overall?

Mark Garrett  - Adobe Systems - EVP, CFO

Why don’t I do that one first to get it out of the way. Yes, I did say the deal would be non-GAAP accretive, Sarah, in 2010 overall.

Sarah Friar  - Goldman Sachs - Analyst

Got it. Okay. And that’s, but without a whole lot of cost synergies, you’re assuming that’s coming more from the top line, correct?

Mark Garrett  - Adobe Systems - EVP, CFO

We are not assuming a lot of cost synergies in this, correct. It’s accretive without that.

Sarah Friar  - Goldman Sachs - Analyst

Maybe Shantanu on the broader product synergy thought?

Shantanu Narayen  - Adobe Systems - President, CEO

Sure, Sarah, I think it will be useful for me to maybe just take a little bit of step back and talk about why Omniture and why now. As you know, we’ve been sharing with you our vision of where technology is headed for quite a while now. Richer media, more video, mobile access to information as well as rich Internet applications and we believe that we’ve really delivered against that vision of creating absolutely the best tools in the world so that creative professionals and app developers can create those engaging experiences.

What we found is that as we’ve been talking to our customers in the conversation with them, it’s clear that they would like us to do a lot more. For example, the chief digital officer that we talked to at media companies have been telling us that they want to understand which video content was performing the best so that they could feature it more prominently and increase their ad revenue. Advertisers and agencies were using Flash to produce rich ads but they were telling us they really wanted to understand what the click through rate of those ads were in real time to be able to take more advantage of it.

Web developers, web developers who have been using Adobe technologies to create these RIAs have said that they want to build intelligence so the site can automatically recommend the best products to drive higher conversion rates. And so it clearly dawned on us that all of them want us to complete the loop between the offering part, the delivery part and consumption and they wanted Adobe to play this bigger role which really for us was a natural extension of what we were trying to do to transform these experiences. And what was interesting was that a number of these customers actually wanted us to integrate with solutions like Omniture. And we found ironically that we were having exactly that same experience with our own website and our own eCommerce site which was Adobe.com.

As we started to embark on this, we realized in conversations with Josh that they actually had the same vision and they were equally focused on delivering greater value for their customers. In terms of the actual buyers of these products and what we find, with the creative suite we are finding that increasingly it’s the mission critical solution that the chief digital officers are deciding in terms of the entire platform. The Chief Marketing Officers are thinking about what the experience is and so as it relates to the go-to-market synergies as well, both companies have actually built direct enterprises that are serving these customers. So we think that there’s natural synergy between both the creative professionals who create this content and the Chief Marketing Officers who are increasingly making the decisions on how to optimize their business.

Sarah Friar  - Goldman Sachs - Analyst

Got it. Okay. That actually is very helpful. And then just a final one. Was it a competitive bid or can you talk to that at all?

Shantanu Narayen  - Adobe Systems - President, CEO

I think what I can say is we’re excited about the prospect of what we can do together and we’ll file all the necessary documents.

Sarah Friar  - Goldman Sachs - Analyst

Terrific. Thanks a lot.

Operator

Our next question comes from Piper Jaffray’s, Mike Olson.

Mike Olson  - Piper Jaffray - Analyst

Thanks. Good afternoon. A similar line of questioning as far as the customer overlap. I would imagine nearly all Omniture customers are Adobe customers but not necessarily the other way around. Would you agree with that and I guess is the cross-sell opportunity really more bringing Omniture to existing Adobe customers?

Shantanu Narayen  - Adobe Systems - President, CEO

I think there are both opportunities around cross-sell right now with both customers. But even when you take life cycle for example which is an area that Josh and I have talked about there’s an opportunity even for the enterprise customers to be able to embed analytics in that. So I would say the universe of the customers that we can jointly serve actually expands for both companies with this.

Josh James  - Omniture - CEO

This is Josh. I’d say that as we — over the last few years especially, we’ve seen that the customers we talked to has increasingly become more and more the CMOs and other executives in the marketing organization and so certainly from our perspective, this relationship increases the opportunity because first of all, because of the brand, and the fact that there’s more relationships that we can go in and have very meaningful business opportunities because these executive officers in the marketing organization are now going to be able to look at us and say this is who we should be partnering with. Interestingly enough, when you look at the landscape, in most industries and most departments inside a Company, there’s big technology companies that are very focused on that particular department. When you look at marketers, that’s not necessarily the case.

There’s not really large technology companies that are focused on those executives and so as we’ve seen over the last few years in particular, the fact that we can get in there and bring them a solution that at a high level helps them understand the analytics, the optimization, then they go and they say okay these folks that are creating it, they need to be able to get the tracking code in there. They need to be able to get the analytics in there and that’s one of the additional items that it really brings to us is the fact that it all becomes integrated potentially with the ability to embed analytics and optimization into the creation process and that’s something that’s a very big challenge for our customers today.

Mike Olson  - Piper Jaffray - Analyst

Okay. And then just one question on the core business. When you look out over the next couple quarters, how do you think about and kind of weigh the balance between an improving environment for Creative Pros and the potential for CS4 slowdown ahead of the CS5 launch?

Shantanu Narayen  - Adobe Systems - President, CEO

What we’ve seen with the CS4 business thus far is from a slope of the cycle, it’s actually been fairly consistent with previous cycles, so in other words, you initially see a fairly significant amount of upgrade revenue and then you have fairly steady revenue right through to the end. All the way to the release of the next Creative product and it seems like CS4 has thus far experienced exactly the same patterns. So on the positive side as Windows 7 is released and as we see Snow Leopard adoption, we continue to think that there’s potential associated with CS4. One other fact I will throw out is that as it relates to Q3, we actually saw a fairly significant number of deals within our enterprise segment for Creative. So our assumption, it’s going to play out similarly to the CS3 and CS2 cycles.

Mike Olson  - Piper Jaffray - Analyst

Thanks a lot.

Operator

Let’s take a question from Heather Bellini with ISI.

Heather Bellini  - ISI - Analyst

Hi. Great. Good afternoon to you both. I was just wondering, I don’t know, Shantanu or Mark, which one of you want to tackle this, but what percentage of the costs of your operating expenses have you taken out so far this year would you say have been taken out for good versus the percentage that you think you need to start flowing back in in 2010 to account for things such as salary increases and bonus accruals?

Mark Garrett  - Adobe Systems - EVP, CFO

Heather, this is Mark. So we haven’t broken down the expenses at that level of granularity but there’s a healthy percentage that’s related to variable compensation, things like bonuses, profit sharing, the fact that we didn’t do salary increases this year. That all went away completely. So that has to start to come back at some point, likely in 2010, and that’s a fairly sizable piece of the restructuring that we did but we also did take a fair number of people, if you remember, out of the organization. So we did a restructuring back in December of last year of about 600 people, so it was — I’d call it a healthy mix of both.

Heather Bellini  - ISI - Analyst

Is the variable part then more than 50%?

Mark Garrett  - Adobe Systems - EVP, CFO

I’m not at a point to break that down at that level for you, Heather.

Heather Bellini  - ISI - Analyst

Okay. Thank you.

Operator

Our next question comes from Sasa Zorovic, Janney Montgomery Scott.

Sasa Zorovic  - Janney Montgomery Scott - Analyst

My first question would be in terms of integrating the process you’re going to be selling, so are you planning to sell Omniture to existing Adobe channel? Are you planning on keeping the sales forces separate for the time being? How do you plan sort of to implement and augment really this cross-selling that’s going on, that would be going on?

Shantanu Narayen  - Adobe Systems - President, CEO

Well, Sasa, today’s announce day. The integration process starts right after this call is ending. So from the perspective of how far along we are in determining what the entire channels are, it’s early. Clearly, as part of the conversations that we’ve had, we recognize that both companies have a fairly healthy enterprise sales force that is targeted at the chief marketing officers and the most senior people in the creative enterprise companies that we target. In addition to that, as you know, Adobe has a very effective two tier distribution channel and as we think about the products, both new and existing products that we’re going to put through it, we actually have a very comprehensive offering now of routes to market from the channel, from inside sales, from the mid-market, all the way out to the enterprise customers. So we’re confident that as we integrate these products and deliver value, we have the right routes to market to accelerate growth.

Sasa Zorovic  - Janney Montgomery Scott - Analyst

Thank you. And my second question would be regarding your core business at this point. So when you look at sort of the strengths in Asia and weaknesses you mentioned in Europe, how do you — would you attribute that just to the differences in the two end markets? Is there any kind of execution issues that you would point to there or is it in essence just basically Asia kind of recovering or growing faster than Europe would be?

Mark Garrett  - Adobe Systems - EVP, CFO

Sasa, it’s Mark. In this quarter, what we saw was continued stability in the US. We said that in the second quarter and that continued through the third quarter. In fact, the US did very well as we got our seasonal bump for education also. Europe continues to be a little slower on the recovery side and we saw that in the second quarter. We also have of course normal Europe seasonality in the third quarter that was even more compounded by the economy over in Europe. And Asia and Japan have actually held up through this pretty well. So I think that’s kind of the high level story throughout Q2 and Q3.

Sasa Zorovic  - Janney Montgomery Scott - Analyst

Thank you very much.

Operator

Moving on now to Credit Suisse’s, Phil Winslow.

Phil Winslow  - Credit Suisse - Analyst

Just one quick question about the cash on the balance sheet. Just how much of that is based in the US versus international and then also last quarter I think you gave us sort after what CS4 was, call it cycle to date versus CS3, wondering if you could give an update for this quarter as well? Thanks.

Shantanu Narayen  - Adobe Systems - President, CEO

I can cover the second question which was CS cycle to date, if we look at the data that that we provided in Q2, I would say Q3 experienced approximately the same trends. So whether it’s version over version, the revenue decline, the mix of suites as a percentage of the entire creative services revenue continued to be approximately 68% in terms of the products that we’re selling, it continued to be the design premium, design standard and master collections. So when you think about the business quarter-over-quarter, very similar to the business results that we shared in Q2.

Mark Garrett  - Adobe Systems - EVP, CFO

And this is Mark. On the cash side, as you can see we have $2.6 billion of cash on hand. We have not disclosed how much of that is off-shore but like we’ve said, a good portion of our business is overseas and not as high a percentage of our expenses are overseas so we do end up with a significant portion of cash off-shore which is why we’ll also be financing the transaction through not only the cash on hand, but also the credit facility and I think this is a great strategic use of our cash after we evaluated a lot of different funding options, with our cash position and our strong ongoing cash generation and the overall interest rate environment, this was just the best financing solution for us.

Phil Winslow  - Credit Suisse - Analyst

Thanks, guys.

Operator

Let’s move on to Adam Holt with Morgan Stanley.

Adam Holt  - Morgan Stanley - Analyst

Good afternoon. Thank you. Mark, if you gave the backlog number heading into the fourth quarter I missed it so was hoping maybe you could give that to us again? Secondly, as we get a little bit closer to potentially pretty significant corporate PC upgrade cycle could you talk a little bit about on the core Adobe side what you think your exposure is there and what the implications are?

Mark Garrett  - Adobe Systems - EVP, CFO

Sure, Adam. so on the backlog side, again, it’s not indicative of future performance and it is factored into all our guidance. That said, we were pretty pleased with the fact that we did end the quarter with 2% of revenue in backlog.

Shantanu Narayen  - Adobe Systems - President, CEO

And Adam, on your first question as it related to the potentially significant upgrade cycle, we’ve traditionally said that we do see when people upgrade their hardware, that they do tend to buy new software associated with it. We’re certainly going through two cycles with both Windows 7 and Snow Leopard an the MacIntosh side. I mean, if we are any indication, we have also held off on hardware purchases like I think most companies so one could assume that there’s pent-up demand for software as well when the hardware refresh happens.

Adam Holt  - Morgan Stanley - Analyst

Could I ask a quick follow-up on the Omniture side. You all talked about a lot of interesting potential product synergies down the road. As we think about CS5 upcoming with the deal closing in the fourth quarter would seem that we’d probably miss any CS5 integration. Should we be thinking about the product road map really coming together around CS6 or am I jumping the gun on that?

Shantanu Narayen  - Adobe Systems - President, CEO

Well, we’ll be pretty ruthlessly focused on how we can integrate just as effectively just like we did with MacroMedia, Adam, and I think we recognized with MacroMedia, that this is a multi-cycle road map as it relates to the potential product synergies that we can but once the deal closes, we will be aggressive about trying to find the low hanging fruit that we can, much like we did with the earlier version of CS, to try and provide some functionality within the creative product as well as within the Flash platform. Part of the benefits for us associated with this deal is we have a lot of our customers telling us that they really want us to take advantage of the Flash platform and find new ways to monetize it. But make no mistake, we are also very focused on keeping our existing product road maps as they are.

Adam Holt  - Morgan Stanley - Analyst

Thank you.

Josh James  - Omniture - CEO

This is Josh. I just want to add one thing to that also. As it pertains to Flash, we already have an integration with Flash and I think that’s an important component here. We’ve been working with Adobe for several years. Our customers come to us and we know from our side that Flash is extremely important to them and especially as their business evolves, not only on the web but also in mobile. And we have a lot of customers overseas in Europe and in Japan and as that mobile space evolves, it’s been really fun to have our customers come to us and really demand that we figure out how to integrate and analyze and track Flash in the Flash platform so that they can continue to leverage that as an investment going forward so that will be a continued opportunity and I think the fact that not only will we be able to have an integration but an integration that has the stamp of approval on it is going to be something that really motivates our customers to invest even more in that platform.

Adam Holt  - Morgan Stanley - Analyst

Thank you.

Shantanu Narayen  - Adobe Systems - President, CEO

I’ll add another piece as well which is at NAV earlier this year we announced Strobe which was an open framework that allowed people to integrate and provide analytic support directly within the Flash player and as we all know, Omniture has a tremendous SaaS infrastructure, they’re second largest SaaS software company in the world so one of the beauties of the potential integration is we don’t have to wait just for the traditional desktop product cycle to be able to provide functionality to our joint customers.

Adam Holt  - Morgan Stanley - Analyst

Terrific. Thank you.

Operator

Let’s move to Kash Rangan with Merrill Lynch.

Kash Rangan  - BAS-ML - Analyst

Thank you very much. Shantanu, I was just wondering if you could elaborate a little bit more on the strategic rationale. Are you seeing evidence that the web analytics market and the design markets are actually starting to come together so as to converge and also how you plan to address what could be more complicated sales cycles. Obviously there is rewards if you can get this thing right but it also raises some execution hurdles and I was wondering what your thought process is on both those counts? And also, Mark, maybe if you could address this. Maybe you’ve already addressed this in prior quarters but typically we’ve gotten a fourth quarter bump, probably 8 to 10% sequential during normal economic times. I’m sure these are different economic times. Just wondering looking at the guidance, we’re not seeing the typical bump. Any thought process behind that guide as you approach November quarter? That’s it from me. Thanks.

Shantanu Narayen  - Adobe Systems - President, CEO

So Kash, as it relates to again the strategic rationale, clearly the goal is to combine the Creative tools and the broad client reach with Omniture’s analytic and optimization technologies to deliver this platform that we talked about which really can provide great, engaging experiences and eCommerce across all content. We didn’t talk about devices yet. A number of our customers are also telling us that they want to be able to track how this content is used on mobile devices, for example. So clearly, we believe that this enables us to participate in a large growing market opportunity and become even more mission critical to our customers. That’s really the goal of being able to accelerate both revenue as well as non-GAAP earnings growth.

And also from my perspective, it actually diversifies our portfolio of our business. We already have a number of SaaS offerings, we offer Scene 7 that we talked about for rich media, we offer Flash media server for video streaming and we can integrate that as well in conjunction with the Omniture infrastructure.

Mark Garrett  - Adobe Systems - EVP, CFO

And Kash, this is Mark. As you know, we take the guidance pretty seriously and we’re prudent about it. The range between 690 and 740 is all about two things, where CS goes and where the economy goes. And if you look at 690 which is obviously at the lower end and would represent a relatively flat Q3 to Q4, that would suggest that the economy is just not coming back as quick as any of us would like and CS stays relatively flat. To the extent you’re up at the higher end towards 740, that’s a stronger CS quarter as well as probably a slight uptick in the economy and we’ve said the economy’s been relatively stable but we certainly haven’t seen it moving up yet.

Josh James  - Omniture - CEO

I’m going to throw one more thing in there about the markets coming together. Certainly from our perspective, pretty much 100% of our customers, the markets already have come together because every single one of our customers has to deal with figuring out how to track all of their assets. That’s what they come to us for. To the extent that we can facilitate that and improve that experience, that will greatly improve our customer’s ability to manage and measure and understand the return they’re getting on those investments and one of the most frequent questions we get from our customers during this setup and implementation process is how do I know that 100% of my assets are being tracked so I can understand and analyze the return on that investment and so that’s a question that our ability to answer improve’s dramatically and in terms of our customer base, one of the things that’s really limiting to us in terms of the opportunity is just educating customers about the fact that this all can be tracked and measured and optimized and so I think there’s an opportunity also for our business especially once again to be able to be embedded into that creation process, that there’s a lot of customers that don’t understand the fact that they actually can track and measure all this stuff and we think there’s an opportunity to certainly generate quite a few leads by embedding these pieces of technology together.

Mike Saviage  - Adobe Systems - VP, IR

Next question, please.

Operator

Coming from Robert Breza with RBC Capital Markets.

Robert Breza  - RBC Capital Markets - Analyst

Hi. Thanks for taking my question. Mark, quickly, can you talk about the foreign currency impact in the quarter and then Shantanu, as you talked about combining the creative tools with Omniture, should we think about you maybe in future versions five, ten years from now, do you see yourself actually offering extensions maybe to what maybe Creative suite is today, do you see yourself offering features, functions, capabilities in a software as a service format? How should we think about where your vision is going relative to longer term? Any insight would be helpful. Thanks.

Mark Garrett  - Adobe Systems - EVP, CFO

Hi, it’s Mark. I’ll start. So Q3 net of hedging year-over-year we had a loss to revenue of approximately $6.4 million. That was 14.8 million lost from the euro and 8.4 million gained from the yen.

Shantanu Narayen  - Adobe Systems - President, CEO

And with respect to the second question, associated with extensions, first as Josh mentioned we already have a number of extensions that people build into the creative process to actually build an end-to-end work flow. For example, people trying to create ads are able today with the Flash architecture to be able to build that extension directly into the Flash professional offering application. So certainly we expect to continue to build in terms of new extensions that add work flow capability and even as it relates to services, we’ve announced the acquisition of business catalyst that allows us to offer services as well as we’re offering other services today in beta forms on Adobe labs. So yes, you can certainly expect us to do more with respect to services on both the Creative as well as on the Acrobat side. Thank you.

Operator

Our next question comes from Philip Rueppel with Wells Fargo Securities.

Philip Rueppel  - Wells Fargo Securities - Analyst

Yes, thank you. First, more of a general question on integration given that you were — most would agree that you were successful meshing MacroMedia with Adobe. Do you see running the Omniture business unit more as a separate entity at least initially and if not do you really see additional challenges given that the culture of an On Demand Company, the sales compensation, the R&D cycle, all of that seems to be very different from most packaged software companies.

Shantanu Narayen  - Adobe Systems - President, CEO

First, thanks for the compliment associated with our job in terms of getting Adobe and MacroMedia well integrated. In many ways we think that this will actually be easier because it’s additive and it actually combines the loop for us in terms of our services as well as the offerings that Omniture currently provides. One of the very attractive parts of the conversations that we’ve had is the people and the culture that we’ve experienced in working with the folks from Omniture. They have a real passion for solving customer problems which is something that both the companies share a history of delivering innovative products and really wanting to be successful in terms of solving customer problems. So it’s something that Josh and I will need to continuously focus on but we’re confident that we will put together a strong integration plan.

Philip Rueppel  - Wells Fargo Securities - Analyst

Thanks. One final question, just does it shift your M&A strategy going forward at all? I mean, do you view Omniture as a new platform and sort of using that as something to add more capabilities or will you continue to really focus on adding technology around the design suite?

Shantanu Narayen  - Adobe Systems - President, CEO

Well, two thoughts associated with it, quickly. Firstly, we will be very, very focused on making sure that we take very seriously the integration associated with Omniture. But to your point, we think that there are multiple opportunities that then present themselves as a potential of the combination coming together as well.

Philip Rueppel  - Wells Fargo Securities - Analyst

Great. Thank you.

Operator

Ross MacMillan with Jefferies & Company has our next question.

Ross MacMillan  - Jefferies & Company - Analyst

Thanks. I just had a high level one on Omniture. I would have thought that it’s the content itself rather than the creation of the website or similar that has the biggest kind of tie-in to the analytics, so changing content, changing offers, so on and so forth. So I’m just trying to understand that dynamic in the context of the way that you’re positioning this which is combination of design tools and analytics rather than content and analytics? I would have just thought it was maybe, less closely tied around design than content. Thanks.

Josh James  - Omniture - CEO

That’s a great question. This is Josh. So there are really two components and that’s the way that we always talk about our business. Our customers when they wake up in the morning, they don’t say I want to go create something, I want to go analyze something, they say I want to improve my ad spend, the return I’m getting on my ad spend. I want to improve my conversion rates. The two pieces associated with that is the creation and then once you’ve made the offers on the content, optimizing that content. And that’s really what our products do. If you look at, for instance, in a recent quarter of ours, the bookings that we have more than half of our bookings are associated with optimizing that content.

The other half is associated with the analytics and measuring and analyzing and collecting the data and in any given quarter, as Shantanu mentioned we’ll have a trillion plus transactions and each one of those transactions is a human clicking on content, a human clicking on merchandise, and each transaction represents an opportunity to create an optimized or a personalized experience for that end user. Less than 5% of our trillion transactions are currently being optimized by our customers. That’s the real opportunity for us. The challenge though is still getting it all embedded, making sure through the creation process that it’s easy to get the analytics in there. Then in addition to that once you have those analytics there, just being able to leverage the other products and services that we have and there’s many more opportunities as Shantanu was describing down the road for us. So we’re just really excited and I think this might be an appropriate time for me to say when we looked at this, we’ve always been laser focused on getting this business to $1 billion. Every employee in our Company knows that’s the goal.

We’re going to get to $1 billion as fast as we possibly can and we want to win. The way that we do that is by focusing on our customers and our customers continue to tell us that we want to see this platform. We want to see you guys win and we want to see this platform so that we can standardize on it that’s integrated with the ability to track this stuff more effectively, to optimize our content effectively and when we looked at this relationship with Adobe and this combination with Adobe, what got us really excited is the fact that we could accelerate the goals that we have. We can get to $1 billion faster. There’s scale. There’s opportunities in different geographies. There’s opportunities in different market segments and when, back to the point focusing on the customers and trying to win, when we found that — we found that this relationship, not only great people and we feel like it’s a great place for our employees and it’s a place that accelerates our ability to get to that $1 billion, that’s something that excites all of us.

Ross MacMillan  - Jefferies & Company - Analyst

Thanks.

Operator

Let’s move on to BMO Capital Markets, Dan Salmon.

Dan Salmon  - BMO Capital Markets - Analyst

Good afternoon. Thanks for taking my call. Mainly for Josh, just wondering how the acquisition may change some of your — or may or may not hopefully, change some of your partnerships with some of your agency resellers and in particular if WPP had any role or advisory position in terms of your outcome here today?

Josh James  - Omniture - CEO

I appreciate you asking that question because over the last 18, 24 months, agencies and other partners have become a really important part of our business and we’ve seen anywhere from 20 to 30% of our new bookings coming from our partners whereas 24 months ago that number was zero and so as we’ve emerged as the leader in our space and as we’ve become a more credible partner, folks like WPP have been able to invest their time and resources and educating their people on to our products and our platforms and one of the things that gets us most excited about this relationship with Adobe, this combination with Adobe is the fact that we’re not changing our strategy. We’re accelerating our strategy and our relationships with our partners, we need to sit down and talk with all of our partners but by all accounts, it certainly seems that they’re going to be very excited and WPP specifically I can’t speak, I haven’t had an opportunity to talk with them about the specific transaction but I can tell you that they have 500 people in their organization that are trained on our products and services.

I can tell you that most of the other agencies have very meaningful relationships with us and by the way, they also have in almost all cases more meaningful relationships with Adobe so by bringing these companies together it really strengthens our ability to partner with these agencies so that they can — as they try to figure out how to deal with the ever-evolving digital marketplace, they’ve got a partner that can really help in some cases lead them, in some cases learn from them, but in all cases partner with them and that’s something that we’re really excited about.

Dan Salmon  - BMO Capital Markets - Analyst

Okay. Great. Thank you.

Operator

Yun Kim with Broadpoint AmTech is next.

Yun Kim  - Broadpoint AmTech - Analyst

Thank you. Congratulations on the acquisition. Just want to make sure, does this acquisition in any way impact your near term product road map, especially around CS5 release that is expected first half of next year?

Shantanu Narayen  - Adobe Systems - President, CEO

No.

Yun Kim  - Broadpoint AmTech - Analyst

Okay. Great. And then also can you just update us on your latest progress on mobile space in terms of when we can start to see meaningful revenue growth there and how does Omniture fit into what you were trying to accomplish in that market, continue to invest in that market? Thanks.

Shantanu Narayen  - Adobe Systems - President, CEO

That’s a good question. As it relates to what we’ve talked about with mobile, you will see us at MAX talk a lot about the partnerships as well as actual deliverables associated with combining our Flash desktop player as well as our Flash mobile player. As you know with open stream project we’ve changed the business model where we will not be charging royalty any more and so what you will find is increasingly revenue associated with what we have in the Flash platform will be shown vis-a-vis the tools as well as other services that we’re offering much like we can with a product like Omniture and so stay tuned and that’s something that we’ll share a lot more with you at MAX.

Yun Kim  - Broadpoint AmTech - Analyst

One final question. Just want to point out that the Omniture stock is trading higher than the offer price and the (inaudible) market. Is there any way you can share with us how much line of credit you were able to line up for the deal?

Mark Garrett  - Adobe Systems - EVP, CFO

I’m not quite sure how those two things relate. But from a cash perspective, there’s no contingencies on the deal and we have what we need to get the deal done.

Yun Kim  - Broadpoint AmTech - Analyst

Okay. Great. Thank you.

Mike Saviage  - Adobe Systems - VP, IR

We’re running close to our hour. We will take two more questions.

Operator

Our next question now comes from Dan Cummins with Lime Rock.

Dan Cummins  - Lime Rock - Analyst

Thanks. Just two quick questions. Can you give us a comment on how Photo Shop and your other products that you’ve typically sold at least partially through consumer channels historically are faring? And question for Josh around mobile and analytics around campaigns. I’m curious what your experience has been with customers who are trying to bridge both worlds with QR codes for example in Japan? Thank you.

Shantanu Narayen  - Adobe Systems - President, CEO

Dynamic imaging continues to be a key area of focus for us as a Company and so when you look at the revenue that we get from dynamic imaging, it’s not just Photo Shop as a standalone but we all know that Photo Shop is a key part of the work flow as relates to Creative suite and so we continue to focus on innovation there. The current economic climate is certainly impacted the revenue of Photo Shop, much like it’s done for the entire Creative suite but we continue to think that imaging is an area of innovation for us.

Mark Garrett  - Adobe Systems - EVP, CFO

And as it relates to our business in Japan and mobile in particular, we have many customers in Japan actually where we have larger relationships on the mobile side than we do on the PC side and none of those relationships started out that way. They all started out on the website and then as their mobile business started to take off, they started to leverage their assets for their mobile business and whether it’s QR codes or things like the (inaudible), for instance, or being able to — I was sitting down with a customer and they looked at a wine bottle, decided they liked it, took a picture of the wine bottle. Next thing you know it shows up in his camera. He hits one button on the wine bottle gets shipped to his house.

There is some really interesting opportunities from a mobile perspective and those opportunities are optimized, enhanced by us having the data of which Flash is an extremely important component and then taking that data and integrating with Flash and with other technologies that allow that process to be optimized. So it’s — Japan’s definitely a leading market for us in helping us figure out how to address the mobile market.

Dan Cummins  - Lime Rock - Analyst

Thank you.

Operator

Our last question now comes from Cowen and Company’s Walter Pritchard.

Walter Pritchard  - Cowen and Company - Analyst

Thanks. Hey, Mark, just a couple questions for you actually. I noticed on the G&A expense that looked like it ticked up quite a bit sequentially. Just wondering what was behind that. Maybe just a clarification on your comments on the education market. It sounded like that was a source of strength in the quarter. Was that unusually strong or I know that’s typically sort of a seasonally strong business this quarter. Just wanted to get a sense of relative to what you’ve expected and what you’ve seen in the past on ed?

Mark Garrett  - Adobe Systems - EVP, CFO

Good catch on G&A. G&A was up $10 million sequentially, a little over $10 million, and that’s driven almost completely by our annual charitable contributions that we take. So that was completely a charitable contribution that is nonrepeatable next quarter so that will go away next quarter. And education was good. We had a good, strong education quarter but it’s pretty typical with what we’ve seen in prior Q3s.

Shantanu Narayen  - Adobe Systems - President, CEO

Thanks, Mark. And thank you again everybody for joining us on the call today. I also want to take the opportunity to thank Josh for joining me on the call and I think you can clearly tell that we’re both looking forward to the exciting opportunities that a combined Company of Adobe and Omniture can target. Just, we’re going to continue to focus on the key growth opportunities that we’ve identified for you. We will closely manage our expenses as well in this tough economic climate. But more exciting for us are the areas that we’re investing in to drive our future growth. And we look forward to sharing more with you, both our strategy at MAX and our financial analyst meeting about all the amazing things that are happening at Adobe.

Mike Saviage  - Adobe Systems - VP, IR

This concludes our call. Thank you for joining us today.

Operator

Again, that does conclude today’s conference call. Thank you for your participation.